UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

TIMOTHY J. MAGUIRE

5625 East Nauni Valley Drive

Paradise Valley, Arizona 85253

(610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,835,533
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,835,533
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,835,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

CHRISTOPHER J. MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,835,533
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,835,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

MEGAN MAGUIRE NICOLETTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,835,533
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,835,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

TIMOTHY J. MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,835,533
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,835,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. G98338109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, $0.0001 par value per share (the “Shares”), of Yatra Online, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1101 03, 11th Floor, Tower B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	The 2020 Timothy J. Maguire Investment Trust, a non-grantor trust (“the 2020 Maguire Investment Trust”), with respect to the Shares directly and beneficially owned by it;
(ii)	Christopher J. Maguire, as a member of the Investment Committee of the 2020 Maguire Investment Trust;
(iii)	Megan Maguire Nicoletti, as a member of the Investment Committee of the 2020 Maguire Investment Trust; and
(iv)	Timothy J. Maguire, as the investment manager of the 2020 Maguire Investment Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal business address of each of the 2020 Maguire Investment Trust, Mr. Christopher J. Maguire and Ms. Nicoletti is 300 Four Falls Corporate Center, 300 Conshohocken State Road, Suite 405, West Conshohocken, Pennsylvania 19428. The principal business address of Mr. Timothy J. Maguire is 5625 East Nauni Valley Drive, Paradise Valley, Arizona 85253.

(c)       The 2020 Maguire Investment Trust is a non-grantor trust. Mr. Christopher J. Maguire’s principal occupation is serving as President of 1251 Insurance of 1251 Capital Group. Ms. Nicoletti’s principal occupation is serving as the President and Chief Executive Officer of the Maguire Foundation. Mr. Timothy J. Maguire’s principal occupation is serving as the investment manager of the 2020 Maguire Investment Trust.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Christopher J. Maguire and Timothy J. Maguire and Ms. Nicoletti are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the 2020 Maguire Investment Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,835,533 Shares beneficially owned by the 2020 Maguire Investment Trust is approximately $9,047,639, including brokerage commissions.

5

CUSIP No. G98338109

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued relative to the Issuer’s peer companies and represented an attractive investment opportunity because of the Reporting Persons’ beliefs that the Issuer is well positioned both to benefit from the ongoing recovery in the Indian travel market and to experience a multi-year cycle of sustained elevated revenue growth. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 6, 2021, Mr. Timothy J. Maguire delivered a letter via email to the Issuer’s Chief Executive Officer, Dhruv Shringi, summarizing a conversation held between Messrs. Maguire and Shringi on April 1, 2021. A copy of the letter is attached hereto as Exhibit 99.3 and incorporated herein by reference

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 61,420,404 Shares outstanding, as of December 31, 2020, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.

As of the close of business on April 7, 2021, the 2020 Maguire Investment Trust beneficially owned 3,835,533 Shares, constituting approximately 6.2% of the outstanding Shares. Mr. Christopher J. Maguire and Ms. Nicoletti, as members of the Investment Committee of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire, as the investment manager of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)       Mr. Christopher J. Maguire and Ms. Nicoletti have the shared power to vote or direct the vote of the Shares reported owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire has the sole power to dispose or direct the disposition of the Shares reported owned by the 2020 Maguire Investment Trust.

(c)                The transactions in the Shares by the 2020 Maguire Investment Trust during the past sixty days are set forth in Schedule A and incorporated herein by reference. Such transactions were in the open market unless otherwise indicated.

6

CUSIP No. G98338109

(d)               No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 8, 2021, the 2020 Maguire Investment Trust, Messrs. Christopher J. Maguire and Timothy J. Maguire and Ms. Nicoletti entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among The 2020 Timothy J. Maguire Investment Trust, Christopher J. Maguire, Megan Maguire Nicoletti and Timothy J. Maguire, dated April 8, 2021.
99.2	Power of Attorney for Christopher J. Maguire and Megan Maguire Nicoletti, dated April 8, 2021.
99.3	Letter to the Issuer’s Chief Executive Officer, dated April 6, 2021.

7

CUSIP No. G98338109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2021

/s/ Timothy J. Maguire
TIMOTHY J. MAGUIRE
Individually and as attorney-in-fact for Christopher J. Maguire and Megan Maguire Nicoletti

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST

By:	/s/ Timothy J. Maguire
	Name:	Timothy J. Maguire
	Title:	Investment Manager

8

CUSIP No. G98338109

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased	Price Per Share($)	Date of Purchase

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST

Purchase of Ordinary Shares	86,231	2.2998	03/11/2021
Purchase of Ordinary Shares	100	2.3000	03/12/2021
Purchase of Ordinary Shares	33,082	2.3992	03/18/2021
Purchase of Ordinary Shares	49,320	2.4900	03/22/2021
Purchase of Ordinary Shares	77,900	2.4873	03/23/2021
Purchase of Ordinary Shares	200,000	2.4963	03/24/2021
Purchase of Ordinary Shares	47,762	2.4168	03/24/2021
Purchase of Ordinary Shares	618,531	2.3502	03/25/2021
Purchase of Ordinary Shares	500,000	2.3948	03/26/2021
Purchase of Ordinary Shares	39,345	2.2662	03/30/2021
Purchase of Ordinary Shares	2,183,262	2.3000	03/31/2021